

November 17, 2010

Matthew K. Fust
Executive Vice President and Chief Financial Officer
Onyx Pharmaceuticals, Inc.
2100 Powell Street
Emeryville, CA 94608

      Re: **Onyx Pharmaceuticals, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed February 23, 2010
           Definitive Proxy Statement filed April 9, 2010
           File Number: 000-28298

Dear Mr. Fust:

We have reviewed your September 14, 2010 response to our August 17, 2010 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed April 9, 2010

1. We note your response to prior comment 3. We disagree with your conclusion that the goals relating to Portfolio Expansion and Nexavar Development present a risk of competitive harm. Please provide revised proposed disclosure that indicates the goals within each category and subcategory. Your disclosure of the goals may describe each goal on an annual basis. Further, please expand your proposed disclosure to relate the achievement level of each such goal to the percentage of bonus determined by your compensation committee.

2. Please revise your proposed disclosure to include the goals for each performance subcategory in the narrative disclosure in addition to the chart of corporate goals achieved included in Exhibit A to your response.

3. We note your response to prior comment 5. The categories of goals you have provided appear to be categories of responsibilities without indicating particular achievements or objectives. Despite not establishing performance metrics for each goal, please revise your proposed disclosure in Exhibit B to describe the actual goals and objectives set for each executive officer. Further, please expand your proposed disclosure to include for each executive officer the individual achievements weighed by the compensation committee, the committee's evaluation of such achievements and the basis for the committee's determination of the individual performance factor.

You may contact Karen Ubell, Staff Attorney, at (202) 551-3873, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304-1130